Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	15 August 2013

FY13 FULL YEAR FINANCIAL RESULTS INVITATION

Sims Metal Management Limited will release its FY13 full year results to:

•	Australian Securities Exchange on the morning of Friday 23 August 2013; and

•	New York Stock Exchange on the evening of Thursday 22 August 2013.

Sims Metal Management Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.

FY13 Full Year Results Briefing

FROM AUSTRALIA

Date:	23 August 2013
Time:	9:00 am (Eastern Daylight Time)

FROM UNITED STATES

Date:	22 August 2013
Time:	6:00 pm (Central Standard Time) / 7:00 pm (Eastern Standard Time)

Live Q&A’s – via Conference Call

Questions will be taken at the conclusion by way of Conference Call—Dial in numbers for the Conference Call are as follows:

•	Australia – 1800 801 825

•	United States – 1855 298 3404

•	International – +61 2 8524 5042

•	Conference ID – 6932810

If you wish to participate via the Conference Call, you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.

Live and Archived Audio Webcast

Live and archived Audio Webcast will be available through our website. Please click on the link at http://www.simsmm.com.